UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 26)

Allergan, Inc.

(Name of Subject Company)

Allergan, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

2525 Dupont Drive

Irvine, California 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Paul D. Tosetti, Esq. Cary K. Hyden, Esq. Michael A. Treska, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235	David A. Katz, Esq. Daniel A. Neff, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 26 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Allergan, Inc., a Delaware corporation (“Allergan”), with the Securities and Exchange Commission (the “SEC”) on June 23, 2014, as last amended by Amendment No. 25, filed with the SEC on October 29, 2014, relating to the unsolicited offer by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), through its wholly owned subsidiary, AGMS Inc., a Delaware corporation, to exchange each outstanding share of Allergan’s common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), at the election of the holder of the Shares, for either 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”), and $72.00 in cash, or an equal amount of cash or number of Valeant Common Shares, upon the terms and subject to the election and proration procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange, dated June 18, 2014 (as amended or supplemented from time to time), and the related letter of election and transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This Amendment is being filed to reflect certain updates as reflected below:

Item 8. Additional Information.

The section of the Statement entitled “Item 8. Additional Information—Litigation— Action Against Valeant, Pershing Square and William A. Ackman for Violations of Federal Securities Laws” is hereby amended and restated as follows:

On August 1, 2014, Allergan filed a complaint in the United States District Court of the Central District of California against Valeant, Pershing Square, its principal William A. Ackman, PS Fund 1 and certain of their affiliates (collectively, the “Defendants”), captioned Allergan, Inc. v. Valeant Pharmaceuticals International, Inc., et. al. The complaint alleges that the Defendants violated federal securities laws prohibiting insider trading, engaged in other fraudulent practices and failed to disclose legally required information. The complaint seeks, among other remedies, a declaration from the court that Pershing Square and Valeant violated insider trading and disclosure laws, and an order rescinding Pershing Square’s purchase of the Allergan Shares that it acquired illegally.

On August 19, 2014, Valeant and Pershing Square answered the complaint and filed counterclaims against Allergan, asserting violations of federal securities laws prohibiting false and misleading disclosures. Allergan filed its answer on September 2, 2014.

Allergan has sought to enjoin PS Fund 1 from exercising any of the privileges of ownership attaching to its 9.7% stake in Allergan, including voting or acting at the Special Meeting, and to enjoin the Defendants from voting any proxies solicited by them on the basis of disclosures that violated federal securities laws, unless and until corrective disclosures are made (the “Preliminary Injunction Motion”).

On November 4, 2014, the Court granted in part the Preliminary Injunction Motion. The Court found that Allergan raised serious questions as to whether Valeant and Pershing Square violated SEC Rule 14e-3, which prohibits trading on the basis of material nonpublic information when an offering person has taken a substantial step or steps to commence a tender offer of a target company. The Court also found that Allergan raised serious questions as to whether Valeant and Pershing Square violated SEC Rule 14a-9 by failing to disclose their potential liability under Rule 14e-3. The Court ordered that Valeant and Pershing Square must make “corrective disclosures to their September 24, 2014 proxy solicitation statement in compliance with Section 14(a) of the Securities Exchange Act and Rule 14a-9 promulgated thereunder, including disclosure of the facts underlying Defendants’ exposure to liability under Section 14(e) of the Securities Exchange Act and Rule 14e-3 promulgated thereunder.”

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

(a)(40)	Press Release; Allergan Comments on California Federal Court Ruling in Insider Trading Lawsuit Against Valeant and Pershing Square

(a)(41)	Order Granting in Part Motion for Preliminary Injunction (Allergan, Inc., et al. v. Valeant Pharmaceuticals, Inc., et al.; Case No. 8:14-cv-01214-DOC (ANx))

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title:	Vice President,
Associate General Counsel and Secretary

Dated: November 5, 2014

Exhibit Index

Exhibit	Description of Exhibit
(a)(40)	Press Release; Allergan Comments on California Federal Court Ruling in Insider Trading Lawsuit Against Valeant and Pershing Square

(a)(41)	Order Granting in Part Motion for Preliminary Injunction (Allergan, Inc., et al. v. Valeant Pharmaceuticals, Inc., et al.; Case No. 8:14-cv-01214-DOC (ANx))